SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Healthdyne Technologies, Inc.
                          -----------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                    422206102
                                 --------------
                                 (CUSIP Number)



                             Abbe L. Dienstag, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 25, 1997
                           ---------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]



                               Page 1 of 13 pages

                                  SCHEDULE 13D

CUSIP No. 422206102                                           Page 2 of 13 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN & CO., L.P.                               13-3321472

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]

                                                                (b) SEE ITEM 5

3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  WC

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        531,200 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          531,200 (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 531,200 (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.2% (See Item 5)

14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 422206102                                           Page 3 of 13 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN FOCUS FUND L.P.                           13-3746015

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]

                                                                (b) SEE ITEM 5

3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  WC

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        105,500 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          105,500 (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 105,500 (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        .8% (See Item 5)

14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 422206102                                           Page 4 of 13 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN INTERNATIONAL LIMITED

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]

                                                                  (b) SEE ITEM 5

3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  WC

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  BRITISH VIRGIN ISLANDS

                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        89,000 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          89,000 (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 89,000 (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        .7% (See Item 5)

14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 422206102                                           Page 5 of 13 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS, L.P.                            13-3544838

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]

                                                                (b) SEE ITEM 5

3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  AF

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        636,700 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          636,700 (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 636,700 (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.0% (See Item 5)

14)     TYPE OF REPORTING PERSON
                  PN

                                                   SCHEDULE 13D

CUSIP No. 422206102                                           Page 6 of 13 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS INC.                             13-3537972

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]

                                                                (b) SEE ITEM 5

3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  AF

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        725,700 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          725,700 (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 725,700 (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.7% (See Item 5)

14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 422206102                                           Page 7 of 13 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MARK DICKSTEIN

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]

                                                                  (b) SEE ITEM 5

3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  AF

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        725,700 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          725,700 (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 725,700 (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.7% (See Item 5)

14)     TYPE OF REPORTING PERSON
                  IN

                         Amendment No. 1 to Schedule 13D


         This statement amends the Schedule 13D, dated June 26, 1997, (the "Schedule 13D") filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.":) and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock") of Healthdyne Technologies, Inc., a Georgia corporation (the "Company"). Notwithstanding this Amendment No. 1, the
Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I. ITEM 3 OF THE SCHEDULE 13D, "SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION" IS AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

         "The shares of Common Stock reported to be owned by Dickstein & Co., Dickstein Focus and Dickstein International were acquired in the open market. Giving effect to certain purchases and sales of the Common Stock made by each such entity, the total cost of the reported shares by Dickstein & Co., Dickstein Focus and Dickstein International was $7,594,971, $1,630,936, and $1,267,848, respectively. Such costs were funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

II.      ITEMS 5(A) AND 5(C) OF THE SCHEDULE 13D, "INTEREST IN
         SECURITIES OF THE ISSUER," IS AMENDED AND RESTATED AS
         FOLLOWS:

         "(a) The Reporting Persons beneficially own an aggregate of 725,700 shares of Common Stock, representing approximately 5.7% of the Common Stock outstanding. Dickstein & Co. owns 531,200 of such shares, representing approximately 4.2% of the Common Stock outstanding, Dickstein Focus owns 105,500 of such shares, representing approximately .8% of the Common Stock outstanding and Dickstein International beneficially owns 89,000 of such shares, representing approximately .7% of the Common Stock outstanding.(1)

(1) Percentages are based upon 12,741,408 shares of Common Stock reported outstanding as of May 1, 1997 in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

         (c) Except for the transactions set forth on Schedule II annexed hereto and on Schedule II to the Schedule 13D, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market."

                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  July 28, 1997

                                DICKSTEIN & CO., L.P.

                                By:      Alan Cooper, as Vice President
                                         of Dickstein Partners Inc.,
                                         the general partner of
                                         Dickstein Partners, L.P., the
                                         general partner of Dickstein &
                                         Co., L.P.

                                /s/ Alan Cooper
                                ------------------------------
                                Name:  Alan Cooper

                                DICKSTEIN FOCUS FUND L.P.

                                By:      Alan Cooper, as Vice President
                                         of Dickstein Partners Inc.,
                                         the general partner of
                                         Partners, L.P., the general
                                         partner of Dickstein Focus
                                         Fund L.P.

                                /s/ Alan Cooper
                                ------------------------------
                                Name:  Alan Cooper

                                DICKSTEIN INTERNATIONAL LIMITED

                                By:      Alan Cooper, as Vice President
                                         of Dickstein Partners Inc.,
                                         the agent of Dickstein
                                         International Limited

                                /s/ Alan Cooper
                                ------------------------------
                                Name:  Alan Cooper

                                DICKSTEIN PARTNERS, L.P.

                                By:      Alan Cooper, as Vice President
                                         of Dickstein Partners Inc.,
                                         the general partner of
                                         Dickstein Partners, L.P.

                                /s/ Alan Cooper
                                ------------------------------
                                Name:  Alan Cooper

                                    DICKSTEIN PARTNERS INC.

                                    By:      Alan Cooper, as Vice President

                                    /s/ Alan Cooper
                                    ------------------------------
                                    Name:  Alan Cooper

                                    /s/ Mark Dickstein
                                    ------------------------------
                                    Mark Dickstein
                                    Vice President of Dickstein Inc.

                                   SCHEDULE II

                             TRANSACTIONS IN COMMON
                                    STOCK OF
                          HEALTHDYNE TECHNOLOGIES, INC.


Shares Purchased by Dickstein & Co., L.P.
-----------------------------------------

                     Number of
                       Shares         Price per                  Total
Date                 Purchased          share    Commission      Cost

6/26/97               14,200           16.952      15.00       240,733.40
7/3/97                30,000           16.688      15.00       500,640.00
7/7/97                 8,000           16.500      15.00       132,015.00

Shares Sold by Dickstein & Co., L.P.
------------------------------------

                     Number of
                      Shares          Price per                    Total
Date                   Sold            share     Commission        Sales

7/15/97               40,000           17.199      15.00         687,922.00
7/21/97                8,000           16.938      15.00         135,480.00
7/23/97               91,000           17.254      15.00       1,570,046.66
7/24/97                4,000           17.000      15.00          67,982.73
7/25/97               40,000           16.875      15.00         674,962.50
7/25/97               47,000           16.693      15.00         784,525.15
7/28/97               21,000           16.563      15.00         347,798.50

Shares Purchased by Dickstein International Limited
---------------------------------------------------

                     Number of
                      Shares          Price per                     Total
Date                 Purchased         share     Commission         Cost

6/26/97                2,400           16.952      15.00          40,699.80
7/3/97                 4,000           16.688      15.00          66,765.00
7/7/97                 1,000           16.500      15.00          16,515.00

Shares Sold by Dickstein International Limited
----------------------------------------------

                      Number of
                       Shares         Price per                    Total
Date                    Sold            share    Commission        Sales

7/15/97                6,800           17.199      15.00         116,934.00
7/23/97               15,000           17.254      15.00         258,787.00
7/24/97                1,000           17.000      15.00          16,984.43
7/25/97               10,000           16.875      15.00         168,729.38
7/25/97                5,000           16.693      15.00          83,446.72
7/28/97                3,600           16.563      15.00          59,610.00

Shares Purchased by Dickstein Focus Fund L.P.
---------------------------------------------

                      Number of
                       Shares        Price per                     Total
Date                  Purchased        share     Commission         Cost

6/26/97                2,900           16.952      15.00          49,175.80
7/3/97                 6,000           16.688      15.00         100,140.00
7/7/97                 1,000           16.500      15.00          16,515.00

Shares Sold by Dickstein Focus Fund L.P.
----------------------------------------

                    Number of
                      Shares          Price per                    Total
Date                   Sold             share     Commission       Sales

7/15/97                8,000           17.199      15.00         137,572.00
7/23/97               19,000           17.254      15.00         327,800.00
7/24/97                1,100           17.000      15.00          18,684.38
7/25/97               18,000           16.693      15.00         300,447.18
7/28/97                4,300           16.563      15.00          71,203.75